CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Nine Months ended April 30, 2008

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our nine months ended April 30, 2008 unaudited interim consolidated financial results with those of the comparable period of the previous year and is prepared as of June 19, 2008. In order to better understand the MD&A, it should be read in conjunction with the latest audited annual consolidated financial statements and related notes.  The Company prepares and files with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).  Additional information relating to the Company is available on SEDAR at www.sedar.com.

FINANCIAL RESULTS

Business Overview

Canplats Resources Corporation (the “Company”) is a company focussed on the acquisition, exploration and development of precious and base metal prospects in northern Mexico.  The Company’s shares are listed on the TSX Venture Exchange under the symbol CPQ.

Quarter Highlights
•
During the quarter, the expanded drill program at the Camino Rojo Property has added significantly to the dimensions of the Represa Zone, with gold, silver, lead and zinc mineralization now intersected over 900 meters of strike length to a vertical depth exceeding 700 meters.  The Represa Zone remains open along strike and at depth with many holes ending in strong mineralization.  Sufficient drill hole density is expected to be completed by July to commence an initial resource estimate for the Represa Zone.

•
Drilling results from the western extension of the Represa Zone, together with induced polarization geophysical data, suggest a continuing correlation between mineralization and the IP anomaly that extends over a kilometer from the Represa Zone to the Don Julio Zone.  Diamond drilling at Don Julio has commenced to follow up on the previous shallow reverse circulation drill holes that encountered favourable alteration and local gold mineralization.

•
The Company has acquired additional concessions to the west and southwest of the Camino Rojo Property, which expands the total property holdings to approximately 340,000 hectares or more than 1,300 square miles.

•
In February, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of $14,632,050 after commission and expenses.  Each unit consists of one common share and one-half common share purchase warrant with an exercise price of $3.00 per warrant for a period of 24 months.

Review of Financial Results

During the quarter ended April 30, 2008, the Company incurred a loss of $809,986 ($0.01 per share) compared to a loss of $154,418 ($0.00 per share) in the same quarter of the prior year.  Net loss for the nine month period ended April 30, 2008 was $1,809,084 ($0.04 per share) compared to a loss of $781,109 ($0.02 per share) in the same period of the prior year.

Total expenses for the quarter were $883,930 compared to $172,712 in the same quarter of the prior year.  For the nine month period ended April 30, 2008, total expenses were $1,907,241 compared to $831,470 in the same period of the prior year.  The major change for the three and nine month periods ended April 30, 2008 compared to the respective periods in the prior year was attributed to increase in salaries, stock-based compensation, investor relations and office expenses.  Salaries expense was $65,282 for the quarter compared to $16,690 in the same quarter of the prior year and $132,919 for the nine month period compared to $54,755 in the same period of the prior year.  The increase is related to senior management added during the year.  Stock-based compensation was $543,199 for the quarter compared to $64,070 in the same quarter of the prior year and $1,311,882 for the nine month period compared to $497,720 in the same period of the prior year.  The increase was attributed to the amortization of the fair value of additional stock options granted during the current year.   Investor relations expense was $111,074 for the quarter compared to $14,647 in the same quarter of the prior year and $201,474 for the nine month period compared to $74,738 in the same period of the prior year.  The increase in investor relations expense over the prior year was related to higher consulting fees, conferences and communication expenditures related to the Company’s expanded exploration activities on the Camino Rojo property.

General exploration expense for the quarter decreased to $2,133 compared to $49,914 in the same quarter of the prior year and $42,974 for the nine month period compared to $129,546 in the same period of the prior year as the Company reduced grass roots exploration and continued to focus on the Camino Rojo project after initial drilling results confirmed significant mineralization.  Legal, accounting, and audit fees were $37,000 for the quarter compared to $5,000 in the same quarter of the prior year and $50,320 for the nine month period compared to $24,525 in the same period of the prior year.  The increase in the current year was related to accruals for higher audit fees and first year compliance with Bill-198 (Ontario) and Sarbanes-Oxley Act of 2002 (United States).

Interest income for the quarter was $73,325 compared to $20,799 in the same quarter of the prior year and $106,854 for the nine month period compared to $52,840 in the same period of the prior year.  The increase in interest income was due to a higher cash balance on hand subsequent to the Company’s $15,750,000 private placement in February 2008.  Foreign exchange gain for the quarter was $619 compared to a loss of $2,505 in the same quarter of the prior year.  For the nine month period, foreign exchange loss was $8,697 compared to a loss of $2,479 during the same period of the prior year.  The foreign exchange gains and losses reflect the fluctuation between the Canadian and US dollar exchange rates during the respective periods.

Selected Quarterly Financial Data (unaudited)

			2008 $				2007 $	2006 $
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(809,986)	(582,515)	(416,583)	(91,113)	(154,418)	(533,726)	(92,965)	(69,597)
Loss per share – basic and diluted	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)

FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the quarter ended April 30, 2008 follows:

Operating Activities

Cash used in operating activities was $492,871 in the current quarter compared to an inflow of $104,859 in the same quarter of the prior year.  For the nine month period, cash used in operating activities was $594,407 compared to $83,184 in the same period of the prior year.  The increase was mainly attributed to higher operating expenses in the current period including investor relations, salaries, office and administration.

Financing Activities

For the quarter ended April 30, 2008, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of $14,632,050 after commission and expenses.  Each unit consists of one common share and one-half common share purchase warrant with an exercise price of $3.00 per warrant for a period of 24 months.  Net proceeds from the private placement will be used to advance mineral projects in Mexico and for general working capital purposes.

During the quarter, the Company also raised $39,600 through the exercise of stock options and warrants compared to $1,373,750 in the same quarter of the prior year.  For the nine month period, cash received from exercise of options and warrants was $273,450 compared to $2,124,312 in the same period of the prior year.

Investing Activities

A total of $2,828,313 was spent on the Company’s various mineral properties during the quarter, compared to $436,390 in the same quarter of the prior year.  For the nine month period, mineral property costs incurred was $4,051,625 as compared to $758,110 in the comparable period of the prior year.  All of the funds were spent on properties in Mexico.

The most active exploration program during the period was on the Camino Rojo Property, located in Zecatecas State in north-central Mexico.  Drilling commenced on the project in November 2007 and has now outlined mineralization at the Represa Zone along a length of 900 meters and to a vertical depth exceeding 700 meters.  On-going drilling at Represa is designed to delineate the known mineralization and test for further extensions along strike and to depth.

Value-added tax receivable increased by $185,247 during the quarter and $314,734 during the nine month period as a result of increased exploration expenditures at the Camino Rojo property in Mexico.

Liquidity and Capital Resources

At April 30, 2008, the Company had $10,609,966 in working capital, including cash and cash equivalents of $11,982,194, compared to $2,048,884 in working capital at the beginning of the current fiscal year.  The Company’s existing working capital will enable it to meet its corporate, administrative and property obligations for the current year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

ADDITIONAL DISCLOSURES

Internal Control over Financial Reporting

No changes were made to the Company’s internal control over financial reporting during the first nine months of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Significant Changes in Accounting Policies

Effective August 1, 2007, the Company adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.   Prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855

This standard requires all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading financial instruments are recorded on the balance sheet at fair value.  Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

The Company’s financial instruments include cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  In accordance with this new standard, effective August 1, 2007, the Company has classified all of its financial instruments as available-for-sale.  The adoption of Section 3855 has no material impact on the Company’s financial statements.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The Company currently does not have any hedges.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.  The adoption of Section 1530 has no material impact on the Company’s financial statements.

Recent Accounting Pronouncements

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company’s interim and annual financial statements beginning August 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning August 1, 2009.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to replace Canadian GAAP with IFRS.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk from foreign currency fluctuations.  The Company does not use any derivative instruments to manage its exposure to fluctuation in foreign currency exchange rates.

Related Party Transactions

The Company was billed $806,851 (2007 - $284,255) in the current period for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company of which two directors are also directors of the Company.  Included in current liabilities at April 30, 2008 is $134,215 (2007 - $62,950) due to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursements or asset sales with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral property costs

Management of the Company regularly reviews the net carrying value of each mineral property for conditions that suggest impairment of the carrying value.  This review requires significant judgement as the Company does not have any proven and probable reserves that would enable the Company to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds or access to funds to be able to maintain its interest in the mineral property.

Stock-based compensation

The Company provides compensation benefits to its employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of the Company’s stock.  The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Income taxes

The determination of the Company’s provision for income taxes requires significant judgement, the use of estimates and the interpretation and application of complex tax laws.  The Company’s provision for income taxes reflects a combination of Canadian and Mexican federal and provincial jurisdictions.  Jurisdictional tax contingencies or valuation allowances both affect the overall effective tax rate.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Consolidated Financial Statements and related notes for the year ended July 31, 2007 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value.  As of June 19, 2008, the following common shares and stock options were outstanding:

	Number of	Exercise
	Shares	Price	Expiry Date

Issued and outstanding common shares	56,696,556	-	-

Stock options outstanding	4,285,000	$0.44 - $4.10	December 2011 - June 2013

Stock warrants outstanding	3,473,500	$3.00	February 2010

Underwriters' warrants outstanding	441,000	$2.25	February 2010

Fully diluted	64,896,056

RISKS AND UNCERTAINTIES

Canplats is focused exclusively on the acquisition of and exploration and development of precious and base metal projects and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this interim report and are discussed in detail in the MD&A for the year ended July 31, 2007.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  Measured, indicated and inferred resources are estimates and there is no certainty that the estimated resources will be realized.  Declines in the market price for precious and base metals may adversely affect the economics of a reserve and may require the Company to reduce its estimates.  The Company presently has no reserves or resources.

Metal Price and Exchange Rate Volatility

The market price for precious and base metals are volatile and cannot be controlled.  There is no assurance that if commercial quantities of precious and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where the Company carries out exploration or development activities will increase its costs of carrying on operations in such countries.  In addition, as the Company maintains its bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on the Company’s books to the extent that it holds funds in U.S. dollars.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including statements to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.